Filed by NTL Incorporated (formerly known as Telewest Global, Inc.)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(j)

of the Securities and Exchange Act of 1934

Subject Company: Virgin Mobile Holdings (UK) plc

Commission File No. of Virgin Mobile Holdings (UK) plc: 082-34908

Commission File No. of NTL Incorporated: 000-50886

Q&As – Customer Facing Colleagues – Consumer & Business

Not for release, distribution or publication in or into Australia, Canada or Japan or any other jurisdiction where it is unlawful to do so.

Consumer

What has been announced today?

ntl:Telewest and Virgin Mobile have announced that they have reached agreement on the terms of a combination of our two businesses, together with an agreement to re-brand all our consumer operations in the combined business with the Virgin brand. We would expect to complete this transaction by July 2006, although the re-branding of ntl:Telewest’s products (other than Virgin Mobile and Virgin.net) will take a little longer.

I’m a ntl:Telewest customer – what does this mean for me?

Today, it’s business as usual. There’s no change to your services, prices or contracts.

Can I buy a Virgin mobile phone from you?

Not today –ntl:Telewest and Virgin Mobile are still separate businesses until the transaction is complete. But please contact your local Virgin Mobile retailer or www.virginmobile.com/mobile/ where Virgin Mobile will be able to help you.

Will I start getting marketing materials/my bills from Virgin now?

No – you’ll still get them from ntl:Telewest as normal for the time being.

What about in the future? What changes will I see then?

We will be the first UK company to offer a complete package of Broadband, TV, fixed and mobile telephony. We’ll keep you updated as and when new packages become available.

CONFIDENTIAL

The content of this email is for internal use only and must not be shared with anyone outside of ntl:Telewest. This includes publishing the information on the internet. If any employee, unless specifically authorised is found to be distributing commercially sensitive information into the public domain without the appropriate approvals, appropriate actions up to and including dismissal will be considered. In addition to any confidentiality obligations as part of your employee contract, a full copy of the company’s public relations and media policy can be found on the intranet.

So will your new packages be branded as Virgin then?

That’s the plan for the future. But for now there’s no change. You’ll still know us as ntl:Telewest.

I’m a Virgin Mobile customer – do you have all my details now? Can I buy products from you?

We don’t have your details – ntl:Telewest and Virgin Mobile are still separate businesses. But of course I would be happy to talk to you today about the products and services we offer.

Further Information:

This communication does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the offer or otherwise.

Virgin Mobile shareholders should read any prospectus that may be filed with the U.S. Securities and Exchange Commission, because any such prospectus will contain important information. Investors may obtain a free copy of any prospectus, if and when it becomes available, and other documents filed by ntl Incorporated with the SEC, at the SEC’s website at http//www.sec.gov. Free copies of any prospectus, if and when it becomes available, may be obtained by directing a request to ntl Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. If the offer proceeds by way of a scheme of arrangement, however, it is anticipated that no prospectus would be required because the transaction would be exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, in which case this fact will be disclosed in the scheme document sent to all Virgin Mobile shareholders.

The offer will be subject to the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code. In addition, the offer will be subject to the applicable requirements of the United States federal and state securities laws and the applicable rules and regulations of NASDAQ (except to the extent exempt from such requirements).

This communication should be read in conjunction with the announcement issued by the company and Virgin Mobile on 4 April 2006.

Not for release, distribution or publication in or into Australia, Canada or Japan or any other jurisdiction where it is unlawful to do so.

Business

What has been announced today?

ntl:Telewest and Virgin Mobile have announced that they have reached agreement on the terms of a combination of our two businesses. We intend to re-brand all our consumer operations in the combined business with the Virgin brand, but not our Business division, which will remain as ntl:Telewest for the time being. We would expect to complete this transaction by July 2006.

What does this mean for me?

There’s no change for our Business customers. We’ll still be known as ntl:Telewest and your contacts, services and contract arrangements remain unchanged.

Do you have any plans to use the Virgin brand for business products?

Virgin Mobile does currently have a limited number of business customers. We will continue to serve them under the Virgin Mobile brand. However, the licensing agreement with Virgin will be for our consumer products and services only and our Business Division will continue to operate under the single ntl:Telewest brand.

Will you offer mobile telephony packages to business customers?

We are eager to provide the best possible combination of services to our business customers and will keep you updated as to changes in our offering.

Further Information:

This communication does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the offer or otherwise.

Virgin Mobile shareholders should read any prospectus that may be filed with the U.S. Securities and Exchange Commission, because any such prospectus will contain important information. Investors may obtain a free copy of any prospectus, if and when it becomes available, and other documents filed by ntl Incorporated with the SEC, at the SEC’s website at http//www.sec.gov. Free copies of any prospectus, if and when it becomes available, may be obtained by directing a request to ntl Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. If the offer proceeds by way of a scheme of arrangement, however, it is anticipated that no prospectus would be required because the transaction would be exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, in which case this fact will be disclosed in the scheme document sent to all Virgin Mobile shareholders.

The offer will be subject to the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code. In addition, the offer will be subject to the applicable requirements of the United States federal and state securities laws and the applicable rules and regulations of NASDAQ (except to the extent exempt from such requirements).

This communication should be read in conjunction with the announcement issued by the company and Virgin Mobile on 4 April 2006.